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Exhibit 99.4

SYNOPSYS, INC.

EMPLOYEE OPTION EXCHANGE PROGRAM

FREQUENTLY ASKED QUESTIONS (FAQ)
April 19, 2005

General Information

        The following employee FAQ should answer most of the questions that you may have about our proposed employee option exchange program (the "Option Exchange Program"). The Option Exchange Program is subject to stockholder approval at our annual meeting of stockholders, scheduled for May 23, 2005.

        Due to SEC regulations on communications regarding proxy votes and tender offers, we cannot answer any written or oral questions from employees about the program other than by directing you to this document and our proxy statement on file with the SEC and available at http://www.synopsys.com/corporate/invest/sec_filings.html. If our stockholders approve the Option Exchange Program, we will provide you with additional exchange participation information.

        The information in this FAQ is based on the information contained in our proxy statement being sent to stockholders. Even if the stockholders approve the program, the Board has the discretion to terminate or postpone the Option Exchange Program, at any time either before launching the program or at any time before the program expires. The information in this employee FAQ is as of March 30, 2005, and does not contain complete details about the Option Exchange Program.

1. Why does Synopsys intend to offer the Employee Option Exchange Program to employees?

        We plan to offer this Option Exchange Program because as a result of the volatility in our stock price many employee outstanding options have exercise prices significantly higher than the current market price of our common stock. We believe the Option Exchange Program is an effective means of recognizing employee contributions to our success and aligning employee and stockholder interests.

2. Would Synopsys suspend the Employee Stock Purchase Plan (ESPP) during this time period?

        The ESPP would not be suspended during this time period.

3. What would I receive if I participate in the program?

        The Option Exchange Program would allow eligible employees to exchange outstanding stock options granted under all of our stock option plans with exercise prices equal to or greater than $25.00 per share (the "Eligible Options") for a lesser number of options (the "New Options") with an exercise price equal to the current market price, option life of 6.5 years and vesting monthly over three years.

4. Who would be eligible to participate?

        We plan to offer the Option Exchange Program to all of our employees worldwide, subject to their being employed at the time the program is launched, where permitted by local law and where it is practical to do so. Members of our Board and our executive staff would not be eligible to participate.

5. If I participate, how many new options would I receive?

        If the Option Exchange Program is approved by stockholders, eligible employees would be able to exchange Eligible Options for New Options according to the following ratios:

Exercise Price Range	Exchange Ratio (Eligible Options to New Options)	As an Example, if You Exchanged 100 Shares, You Would Receive
$25.00-$26.99	1.6 to 1	63 shares
$27.00-$28.99	1.8 to 1	56 shares
$29.00-30.99	2.2 to 1	45 shares
$31.00 and above	2.8 to 1	36 shares

        New Option grants calculated in accordance with the exchange ratios set forth above would be rounded either up or down to the nearest whole grant.

6. Why would only options with an exercise price equal to or greater than $25 per share be eligible for exchange?

        We believe that options that are only slightly out of the money continue to provide valuable incentives for employees. We set the $25 "floor" to provide significant benefits to employees while providing a reasonable proposal to stockholders who must approve the program.

7. Why isn't the exchange ratio 1 to 1 for all eligible options?

        We believe the exchange ratios must balance the interests of both our employees and our stockholders, and as a result, in order to make the program more attractive to our stockholders, we have designed it to be "value for value." This means that, in the aggregate, the value of the stock options being exchanged is the same or greater than the value of the New Options to be issued. Under our option pricing model, this requires that more stock options be surrendered than received in the exchange. The exchange ratios and exercise price ranges were determined with the help of third-party experts and on the basis of valuations under the Black-Scholes option pricing model as well a binomial pricing model.

8. Why would I have to give up my old options? Can't Synopsys just grant new options at the current price?

        We designed the Option Exchange Program to avoid the dilution in ownership to our stockholders that would result if we granted employees additional options to supplement their out-of-the-money options. In addition, many stockholders consider our "overhang" (the ratio of our outstanding options to total outstanding shares) to be high. If we were simply to issue new stock options, we would make this problem worse.

9. What would my new exercise price be?

        The exercise price of the New Options would be the closing price of our stock as reported on NASDAQ on the date the New Options are granted. This date has not yet been determined, but we anticipate that we will not be able to grant the New Options until late June 2005.

10. Would I have to participate in the Option Exchange Program?

        Participation in the Option Exchange Program is completely voluntary. If you choose not to participate, you would keep all your options, including your Eligible Options, and would not receive any New Options under the Option Exchange Program. No changes will be made to the terms of your current options.

11. If I choose to participate in the Option Exchange Program can I exchange partial grants?

        You would be able to elect to exchange as few or as many of your Eligible Option grants as you wish. However, if you elect to exchange any options, you would be required to exchange all of the options from the same grant. If you exercised an option grant in its entirety, that option grant is no longer outstanding and would therefore not be eligible for exchange under the Option Exchange Program. If you previously exercised an Eligible Option grant in part, only the remaining unexercised portion of the Eligible Option grant could be exchanged under the Option Exchange Program.

12. When would I receive my New Options?

        Our stockholders must approve the Option Exchange Program before we can launch the program. Our stockholder meeting is tentatively scheduled for May 23rd. After that time, we would provide employees with information or website access in order to make their election to participate. We anticipate that we would not be able to grant the New Options until late June 2005.

13. What would be the vesting schedule of the New Options?

        The New Options would vest monthly over three (3) years, beginning one (1) month following the grant date. Vesting would be contingent upon continuous employment with Synopsys.

14. My eligible options are already vested. Would my New Options also be fully vested?

        No, all New Options issued through the Option Exchange Program would vest monthly over three years, commencing with the grant date of the New Options.

15. Does Synopsys recommend employees participate in the program, if approved?

        Synopsys is providing as much information as allowable by the SEC to assist you to make your own informed decision. You may seek your own outside legal counsel, accountant and/or financial advisor for further advice. No one from Synopsys is, or will be, authorized to provide you with additional information in this regard.

16. Would I owe taxes if I participate in the program?

        The exchange of Eligible Options should be treated as a non-taxable exchange and no income should be recognized for U.S. federal or state income tax purposes upon grant of the New Options. The tax consequences for participating International employees may differ from the U.S. federal income tax consequences. We will provide additional information about taxes for non-U.S. employees if we launch the program. For additional information about your personal tax situation, you should talk to your own accountant or financial advisor.

17. What if I leave Synopsys after the program begins but before my New Options are issued?

        To receive New Options you would need to be employed by Synopsys at the time the Option Exchange Program is launched and at the time the New Options are granted. If you elect to participate in the program and your employment terminates for any reason before the New Options are granted, you would not receive any New Options. In that case, you would then have 30 days after termination to exercise your old options to the extent they were exercisable at the time of termination.

18. If the New Options granted to me end up being out-of-the-money, would Synopsys offer another Option Exchange Program to its employees?

        We do not anticipate implementing another Option Exchange Program.

19. Who can I talk to if I have questions about the Employee Option Exchange Program?

        At this time, due to SEC regulations, we cannot provide further written information regarding the Option Exchange Program, unless the text is filed with the SEC; therefore, we will not be able to communicate any additional information at this time.

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  Exhibit 99.4
SYNOPSYS, INC.
EMPLOYEE OPTION EXCHANGE PROGRAM
FREQUENTLY ASKED QUESTIONS (FAQ) April 19, 2005